SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Date: May 29, 2001

                             World Heart Corporation
               ---------------------------------------------------
               (Exact name of registrant as specified in charter)

                                      N/A
                                      ---
                 (Translation of registrant's name into English)

                                    Ontario
                                    -------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                     ---------------------------------------
                    (Address of principal executive offices)

           Registrant's telephone number, international: (613)226-4278

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                            Form 20-F X    Form 40-F    __


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes  __     No   X


          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

MESSAGE TO SHAREHOLDERS

World Heart Corporation (WorldHeart) began 2001 in a much stronger position compared to a year ago. The acquisition of Edwards Novacor LLC (Novacor) and strategic alliance with Edwards Lifesciences LLC (Edwards), completed on June 30, 2000, dramatically accelerated the development of WorldHeart. With the integration completed by year-end, WorldHeart has the capability to increase the rate of adoption of Novacor(R) LVAS, speed the introduction of HeartSaver, and shorten the time to profitability. Novacor(R) LVAS is approved for sale as a bridge to transplant in the United States and Canada, and is in a clinical trial in the US for an alternative to medical therapy indication. In Europe, it is approved for use by end-stage heart failure patients and is not limited to bridge applications. To date, there have been more than 1,200 recipients. Subject to applicable regulatory approvals, we expect its niche to be for use with patients requiring life-long support or several months or years of support, prior to potential recovery or transplantation. HeartSaver is expected to appeal to a broader share of late-stage heart failure patients to provide support throughout their lives.

WorldHeart is well positioned for the future:

  o  Focused on pulsatile ventricular assist;

  o  A reliable product in the market with more than 1,200 implants;

  o  A breakthrough product scheduled for clinical trials this year;

  o  One of the largest and most experienced teams in the heart assist industry;

  o  State-of-the-art facilities in Oakland, California and Ottawa, Ontario; and

  o Total assets of $105.5 million including cash, cash equivalents and short-term investments of $37.0 million, up from $37.7 million of assets and $35.8 million in cash, cash equivalents and short-term investments at the end of March 31, 2000.

These internal strengths, combined with clinical relationships in North America, Europe and other countries, and the strategic alliance with Edwards, provide a sound base for success. Absorption of these capacities required HeartSaver clinical trials to be rescheduled for late 2001, with the product incorporating materials used in Novacor(R) LVAS and benefiting from technical enhancements drawn in part from the experience of the Novacor team. We are confident that the clinical experience and relationships arising from Novacor(R) LVAS implants, and the sales and distribution capacity through the Edwards alliance, will contribute to the commercial introduction of HeartSaver resulting in an overall shortening of the time to market and an increase in the rate of adoption of HeartSaver.

The first quarter of 2001 began with significant milestones for both Novacor(R) LVAS and HeartSaver products. In Italy, a 36 year old man received a heart transplant after living for more than four years with his heart supported by a Novacor(R) LVAS. While living with the support of the device, he had returned to his business of operating a restaurant and to life with his young family. This experience is the longest of a growing number of patients (now 88) who have lived more than one year on their original Novacor(R) LVAS.

In Ottawa, the quarter began with the commencement of HeartSaver production for pre-clinical trials. After the Novacor acquisition in June 2000, HeartSaver was modified to benefit from use of the proprietary polymer produced by Novacor and to incorporate technical enhancements. During the first quarter, the enhanced HeartSaver was manufactured and in vivo pre-clinical trials began. Five centers in the United States and Canada have agreed to conduct in vivo trials, and implants were initiated at two of these in March. The in vivo and in vitro trial program will continue throughout the year, producing data to support submission to Health Canada for approval to begin clinical trials later this year, and to support application for clinical trials in Europe, the United States and other countries next year.

In the quarter, the Corporation reported gross revenues from operations of $2,135,040 and net revenues of $602,657 after deducting the estimated charge against gross revenues for the full year arising from the Edwards Lifesciences LLC distribution agreement. There were no revenues from operations during the first quarter last year. Research and development expenses for the quarter were $6,850,992, compared with $3,120,700 for the same period last year. Total cash applied to operations during the period was $8,553,324 compared with $4,431,077 for the same period last year. The net loss for the quarter was $12,911,804, or $0.85 per share, compared with a net loss of $4,558,885, or $0.32 per share for the same period in the previous year. Cash and near-cash resources totaled $37,047,414 at March 31, 2001, compared with $35,825,453 at the same date last year and $46,547,542 at December 31, 2000. Application of cash in the quarter included a non-recurring payment of $1,215,262 related to the Novacor acquisition. All financial figures are expressed in Canadian dollars and are prepared in accordance with generally accepted accounting principles in Canada. Financial results for the quarter were as budgeted, and funding is in place to carry out our business plan to bring HeartSaver to clinical trials and gain expanded use of Novacor(R) LVAS in North America, Europe, Japan and other international markets.



Dr. Tofy Mussivand Chairman and Chief Scientific Officer


Roderick M. Bryden President and Chief Executive Officer

World Heart Corporation
Consolidated Balance Sheets
(Canadian Dollars)

                                                    March 31,         December 31,
                                                         2001                2000
                                                  (unaudited)
ASSETS
Current assets
Cash and cash equivalents                         $ 36,821,098        $ 23,624,549
Short-term investments                                       -          22,696,677
Accounts receivable and other                        2,819,005           2,515,373
Prepaid expenses                                       621,227             690,122
Inventory                                            9,694,046           9,966,873
                                                  ------------        ------------
                                                    49,955,376          59,493,594
                                                  ------------        ------------

Cash pledged as collateral for capital lease           226,316             226,316
Deferred foreign exchange loss                       3,108,578             531,035
Capital assets                                       6,037,391           6,263,544
Goodwill and other intangible assets                46,208,233          49,941,394
                                                  ------------        ------------
                                                  $105,535,894        $116,455,883
                                                  ============        ============


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities          $  6,417,693        $  6,522,676
Accrued compensation                                 1,984,784           1,792,925
Current portion of capital lease                       153,741             150,933
                                                  ------------        ------------
                                                     8,556,218           8,466,534
Future income taxes                                  2,362,536           4,828,672
Preferred shares                                    59,619,531          55,211,759
Capital lease obligation                               186,811             226,116
                                                  ------------        ------------
                                                    70,725,096          68,733,281
                                                  ------------        ------------

Shareholders' equity
Common stock
Issued and outstanding - 15,117,427 common shares   73,752,739          73,752,739
Additional paid-in capital                          36,951,336          36,951,336
Accumulated deficit                                (75,893,277)        (62,981,473)
                                                  ------------        ------------
                                                    34,810,798          47,722,602
                                                  ------------        ------------
                                                  $105,535,894        $116,455,883
                                                  ============        ============


             (The accompanying notes are an integral part of these
                      consolidated financial statements.)

World Heart Corporation
Consolidated Statements of Loss
(Canadian Dollars)

                                                  Three months ended     Three months ended
                                                      March 31, 2001         March 31, 2000
                                                          (unaudited)            (unaudited)

Revenue (Note 2)                                       $     602,657           $          -
                                                       -------------           ------------

Cost of goods sold
Direct materials and labour                               (1,025,305)                     -
Overhead and other                                        (1,516,135)                     -
                                                       -------------           ------------
                                                          (2,541,440)                     -
                                                       -------------           ------------
Gross margin                                              (1,938,783)                     -
                                                       -------------           ------------

Expenses
Selling, general and administrative                       (2,571,905)            (1,757,540)
Research and development                                  (6,850,992)            (3,120,700)
Amortization of intangibles                               (3,733,161)                (2,000)
                                                       -------------           ------------
                                                         (13,156,058)            (4,880,240)
                                                       -------------           ------------
Loss before the undernoted                               (15,094,841)            (4,880,240)
                                                       -------------           ------------

Other income (expenses)
Foreign exchange gain                                        516,119                      -
Investment income                                            617,747                321,355
Interest expense                                          (1,624,300)                     -
                                                       -------------           ------------
Loss before income taxes                                 (15,585,275)            (4,558,885)

Recovery of future income taxes (Note 3)                   2,673,471                      -
                                                       -------------           ------------

Net loss for the period                                  (12,911,804)            (4,558,885)

Accumulated deficit, beginning of the period             (62,981,473)           (33,127,086)
                                                       -------------           ------------

Accumulated deficit, end of the period                 $ (75,893,277)          $(37,685,971)
                                                       =============           ============

Weighted average number of common shares outstanding      15,117,427             14,293,340
                                                       -------------           ------------

Basic and diluted loss per common share                $       (0.85)          $      (0.32)
                                                       =============           ============



             (The accompanying notes are an integral part of these
                      consolidated financial statements.)

World Heart Corporation
Consolidated Statements of Cash Flow
(Canadian Dollars)

                                                            Three months ended     Three months ended
                                                                March 31, 2001         March 31, 2000
                                                                    (unaudited)            (unaudited)

CASH FLOWS FROM (USED IN)
Operating activities
Net loss for the period                                          $ (12,911,804)          $ (4,558,885)
Items not involving cash -
Amortization and depreciation                                        4,230,327                 77,875
Interest on preferred shares                                         1,624,300                      -
Recovery of future income taxes (Note 3)                            (2,673,471)                     -
Change in operating components of working capital                    1,177,324                 49,933
                                                                 -------------           ------------
                                                                    (8,553,324)            (4,431,077)
                                                                 -------------           ------------
Investing activities
Purchase of short-term investments                                           -            (20,989,507)
Redemption of short-term investments                                22,832,961             13,680,708
Payment of expenses relating to the Novacor acquisition             (1,215,262)                     -
Purchase of capital assets                                            (271,015)              (108,868)
                                                                 -------------           ------------
                                                                    21,346,684             (7,417,667)
                                                                 -------------           ------------
Financing activities
Capital lease repayments                                               (39,506)               (34,085)
Issuance of common shares through public offering                            -             15,331,875
Payment of expenses relating to the issue of common shares                   -               (129,037)
Issuance of common shares through exercise of options                        -                 71,303
Issuance of common shares through exercise of warrants                       -                 97,988
                                                                 -------------            -----------
                                                                       (39,506)            15,338,044

Effect of exchange rate changes on cash and cash equivalents           442,695                      -
                                                                 -------------            -----------

Increase in cash and cash equivalents for the period                13,196,549              3,489,300

Cash and cash equivalents beginning of the period                   23,624,549             10,969,399
                                                                 -------------            -----------

Cash and cash equivalents end of the period                      $  36,821,098           $ 14,458,699
                                                                 =============           ============


             (The accompanying notes are an integral part of these
                      consolidated financial statements.)

World Heart Corporation
Notes to the Consolidated Financial Statements

1 Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of World Heart Corporation (Corporation or WorldHeart) and its wholly owned subsidiary World Heart Inc. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2000.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.

2 Distribution Agreement with Edwards Lifesciences

The Corporation has entered into a distribution agreement (the Distribution Agreement) with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US $2 million annually to Edwards in guaranteed gross margin on sales.

3 Income Taxes

In the first quarter of fiscal 2001, the Corporation recorded a recovery of future income taxes of $2,673,471 (2000 - $nil) on a net loss before income taxes of $15,585,275 (2000 - $4,558,885). The recovery of future income taxes relates entirely to United States operations and reflects the reversal of temporary differences and related recognition of loss carryforward amounts.

4 Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Executive Office. The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver. The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2000. The following presents segment operating results for the three months ended March 31, 2001 and identifiable long-lived assets as at March 31, 2001. No comparative figures have been shown, as the Corporation operated as a single segment, research and development, in the first quarter of fiscal 2000.

                                     Commercial        Research and
                                     Operations        development          Total

Revenue                             $  602,657        $            -   $     602,657

Cost of goods sold
Direct materials and labour          (1,025,305)                   -      (1,025,305)
Overhead and other                   (1,516,135)                   -      (1,516,135)
                                    ------------                       -------------

Gross margin                         (1,938,783)                   -      (1,938,783)
                                    ------------                       -------------

Expenses
Selling, general and administrative   1,220,521            1,351,384       2,571,905
Research and development                     -             6,850,992       6,850,992
                                    -----------       --------------   -------------
                                      1,220,521            8,202,376       9,422,897
                                    -----------       --------------   -------------
Loss before the undernoted          $(3,139,305)      $   (8,202,376)    (11,361,680)
                                    ===========       ==============
Amortization of intangibles                                               (3,733,161)
Other income (expenses), net                                                (490,434)
Recovery of future income taxes                                            2,673,471
                                                                       -------------
Net loss for the period                                                $ (12,911,804)
                                                                       ==============

Long-lived assets                   $ 20,406,140      $   31,839,484   $  52,245,624
                                    ============      ==============   =============

Additions to long-lived assets      $          -      $      271,015   $     271,015
                                    ============      ==============   =============



The following geographic area data includes revenue based on product shipment destination and long-lived assets based on physical location. All long-lived assets for the three-month period ended March 31, 2000 were located in Canada. As at March 31, 2001, the Corporation has a location in Canada and the United States:

Three months ended
                                                                 March 31, 2000

                                                                      Long-lived
                                                    Revenue               assets

Canada                                                    $ -       $  5,332,154
United States                                       1,190,279         46,913,270
Netherlands                                           944,761                  -
                                                    ---------
Total                                               2,135,040       $ 52,245,624
                                                                    ============
Less: Rebate to Edwards                            (1,532,383)
                                                   ----------
                                                   $  602,657
                                                  ===========


The obligation to Edwards accrued and included as a reduction of revenue, is as follows:

                                                              Three months ended
                                                March 31, 2001    March 31, 2000

Gross revenue                                      $ 2,135,040           $ -
Less: Rebate to Edwards                             (1,532,383)            -
                                                   -----------
Net revenue                                        $   602,657           $ -
                                                   ===========           ===

Management's Discussion and Analysis of Financial Condition and Results of Operations
For the three month period ended March 31, 2001

Introduction
The following discussion is an update of the management discussion and analysis for the year ended December 31, 2000 and a discussion of the results from operations and cash flows for the three months ended March 31, 2001. World Heart Corporation, and its wholly owned subsidiary, World Heart Inc., are collectively referred to as "WorldHeart" or the "Corporation". In this discussion, references to "dollars" or "$" or "Cdn$" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

Overview
WorldHeart is a global medical device company currently focused on the development and commercialization of pulsatile ventricular assist devices through operations in Oakland, California, USA and Ottawa, Ontario, Canada. WorldHeart is currently focused on two products, Novacor(R) LVAS (Novacor LVAS) and HeartSaverVAD(TM)(HeartSaver). Significant progress at WorldHeart during the quarter includes the commencement of long-term pre-clinical in vivo trials of HeartSaver and further sales of Novacor LVAS. There are no material changes from the annual management discussion and analysis.

Financial condition
At March 31, 2001, the Corporation had a working capital balance of $41.4 million, reduced from $51.0 million at December 31, 2000. The Corporation had cash, cash equivalents and short-term investments of $37.0 million at March 31, 2001 and $46.5 million at December 31, 2000. Use of cash during the quarter is within the Corporation's budget of $36 million for the year. There are no significant changes in the rate of cash utilization anticipated in subsequent quarters. However, increased sales levels are expected to improve cash balances. As disclosed in the annual management discussion and analysis, additional financing will be required prior to full commercialization of HeartSaver. The Corporation has no current arrangements with respect to sources of additional financing.

Results from operations
All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars.

                                         Three months      As a %   Three months
                                                ended    of gross          ended
                                            March 31,     revenue      March 31,
                                                 2001                       2000
                                          (unaudited)                (unaudited)

Revenue
Gross revenue                             $ 2,135,040                    $ -
Less fee payable to Edwards                (1,532,383)                     -
                                         -------------                   ---
                                              602,657                      -
                                         ------------
Cost of goods sold
Direct materials and labour                (1,025,305)       48%           -
Overhead and other                         (1,516,135)       71%           -
                                         -------------                   ---
                                           (2,541,440)      119%           -

Gross margin                               (1,938,783)                     -
                                         -------------                   ---

Expenses
Selling, general and administrative        (2,571,905)               (1,757,540)
Research and development                   (6,850,992)               (3,120,700)
Amortization of intangibles                (3,733,161)                   (2,000)
                                         -------------              ------------
                                          (13,156,058)               (4,880,240)
                                         -------------              ------------

Other income (expenses)                      (490,434)                   321,355
                                         -------------              ------------

Loss before income taxes                  (15,585,275)               (4,558,885)
Recovery of future income taxes             2,673,471                     -
                                         -------------              ------------
Net loss for the period                  $(12,911,804)              $(4,558,885)
                                         =============              ============



Revenues
Gross revenues in the first quarter of 2001 were $2,135,040. There were no revenues for the corresponding period in the preceding fiscal year. WorldHeart has entered into a distribution agreement with Edwards Lifesciences LLC (Edwards) whereby Edwards will be the sole distributor, except in the United States, of the Corporation's heart assist and heart replacement products for a period of five years that commenced on July 1, 2000. As a result of this agreement, WorldHeart is committed to paying a minimum of US$2 million annually to Edwards in guaranteed gross margin on sales. It is estimated that WorldHeart will be committed to paying $1,532,383 to Edwards as a result of this guarantee. The full amount of this commitment is recognized at the time it becomes known and shown as a deduction from gross revenues.

Cost of goods sold and gross margins
The direct materials and labour attributable to the gross sales in the first quarter of 2001 result in a contribution margin of 48%. This is consistent with the year ended December 31, 2000.
The margin, gross revenue less cost of goods sold, has improved from negative 41% for the year ended December 31, 2000 to negative 19% for the three months ended March 31, 2001. There were no gross margins generated for the corresponding period in the preceding fiscal year. As discussed in the annual management discussion and analysis, it is anticipated that gross margins will continue to improve over the course of the 2001 fiscal year as the completion of the integration of operations in Ottawa and Oakland continues to result in increased efficiencies.

Consolidated expenses and other items
Selling, general and administrative expenses have increased substantially in the first quarter of 2001 relative to the first quarter of fiscal 2000. This increase is related primarily to administrative activities in supporting Novacor LVAS including marketing, finance and human resource activities. The Corporation will continue to emphasize marketing and promotional activities as the development of HeartSaver continues and as emphasis is placed on increasing the number of implants of Novacor LVAS devices.

Research and development expenses for the first quarter of 2001 are 120% higher than for the first quarter of 2000. This increase is due primarily to the increase in research activities undertaken to further the development of HeartSaver. In addition, the Corporation commenced its formal pre-clinical trials of HeartSaver. These trials will result in significant expenditures over the balance of the fiscal year.

Outlook
Based on the first quarter results, the Corporation expects to meet its budgeted cash expenditures for the balance of the year.

EXECUTIVE COMMITTEE

Dr. Tofy Mussivand
Chairman and
Chief Scientific Officer

Roderick M. Bryden
President and
Chief Executive Officer

Ian W. Malone
Vice-President Finance and
Chief Financial Officer

Daniela (Dani) Kennedy
Vice-President Corporate Services

Doug Hillier
Senior Vice-President

Jal Jassawalla
Senior Vice-President
Research and Development

Robert Griffin
Vice-President
Manufacturing

Linda Strauss
Vice-President
Quality and Regulatory Affairs

World Heart Corporation
Corporate Head Office: 1 Laser Street
Ottawa, Ontario, Canada K2E 7V1
Tel: (613) 226-4278 Fax: (613) 226-4744

World Heart Inc.
7799 Pardee Lane
Oakland, California, U.S.A. 94621
Tel: (510) 563-5000 Fax: (510) 563-5005

Investor Relations                        General information
enquiries:                                or media enquiries:
Corinna de Beer                           Michelle Banning
Manager, Investor Relations               Manager, Corporate Communications
Phone: (613) 226-4278, ext: 2010          Phone: (613) 226-4278, ext: 2995
Fax: (613) 226-4744                       Fax: (613) 226-4744
investors@worldheart.com                  communications@worldheart.com
________________________

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        World Heart Corporation

          Date: May 29, 2001

                                        By:  /s/ Ian Malone
                                           ---------------------------------
                                           Name: Ian Malone
                                           Title:  Vice President Finance and
                                                     Chief Financial Officer